Exhibit 99.2

Form 51-102F3
Material Change Report

1.             Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.             Date of Material Change

July 29, 2008

3.             News Release

July 29, 2008 via Marketwire.

4.             Summary of Material Change

Trading Analytics Inc. (“Titan”) closed a non-brokered private placement of units, subject to regulatory approval, which raised $610,500.

5.            Full Description of Material Change

Trading Analytics Inc. (“Titan” or the “Corporation”) closed a non-brokered private placement (“Private Placement”) of units (“Units”), subject to regulatory approval, which raised $610,500.  The Company will issue 2,035,000 Units at $0.30 per Unit.  Each Unit consists of one common share and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one common share at a price of $0.40 Canadian ($0.40 US) and will expire July 29, 2010.  The securities issued under the private placement are subject to a four-month hold period.

In completing the Private Placement and pursuant to TSX Venture Exchange Policy, Titan has paid finders’ fees totaling $16,410 dollars.  It is anticipated that Titan will use the proceeds to enhance marketing and training programs, software development and for working capital.

6.            Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.            Omitted Information

N/A

8.            Executive Officer

Ken W. Powell, President & CEO
Telephone:  780-438-1239

9.            Date of Report

July 29, 2008